UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

ConforMIS, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

20717E101
(CUSIP Number)

December 31, 2017
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[x] Rule 13d-1(c)

[_] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	20717E101

1	Names of Reporting Persons
Talbot Investments Limited (“Talbot”)
2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ] (b) [x]
3	Sec Use Only

4	Citizenship or Place of Organization
Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0 Shares
	6	Shared Voting Power
2,414,169 Shares
	7	Sole Dispositive Power
0 Shares
	8	Shared Dispositive Power
2,414,169 Shares
9	Aggregate Amount Beneficially Owned by Each Reporting Person
2,414,169 Shares
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11	Percent of class represented by amount in row (9)
4.1%
12	Type of Reporting Person (See Instructions)
OO

SCHEDULE 13G

CUSIP No.	20717E101

1	Names of Reporting Persons
Kam Por Chan (“Chan”)
2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ] (b) [x]
3	Sec Use Only

4	Citizenship or Place of Organization
Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0 Shares
	6	Shared Voting Power
2,414,169 Shares (*)
	7	Sole Dispositive Power
0 Shares
	8	Shared Dispositive Power
2,414,169 Shares (*)
9	Aggregate Amount Beneficially Owned by Each Reporting Person
2,414,169 Shares (*)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11	Percent of class represented by amount in row (9)
4.1%
12	Type of Reporting Person (See Instructions)
IN

●	Consists of 2,414,169 shares of common stock held directly by Talbot. Mr. Chan is a director of Talbot and may be deemed to have shared voting and dispositive power as to those shares of common stock held directly by Talbot. Mr. Chan disclaims beneficial ownership of the shares held directly by Talbot, except to the extent of his pecuniary interest therein.

SCHEDULE 13G

CUSIP No.	20717E101

1	Names of Reporting Persons
Kung Yan Sum (“Kung”)
2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ] (b) [x]
3	Sec Use Only

4	Citizenship or Place of Organization
Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0 Shares
	6	Shared Voting Power
2,414,169 Shares (*)
	7	Sole Dispositive Power
0 Shares
	8	Shared Dispositive Power
2,414,169 Shares (*)
9	Aggregate Amount Beneficially Owned by Each Reporting Person
2,414,169 Shares (*)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11	Percent of class represented by amount in row (9)
4.1%
12	Type of Reporting Person (See Instructions)
IN

●	Consists of 2,414,169 shares of common stock held directly by Talbot. Mr. Kung is a director of Talbot and may be deemed to have shared voting and dispositive power as to those shares of common stock held directly by Talbot. Mr. Kung disclaims beneficial ownership of the shares held directly by Talbot, except to the extent of his pecuniary interest therein.

SCHEDULE 13G

CUSIP No.	20717E101

1	Names of Reporting Persons
Liu Yuan Chun (“Liu”)
2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ] (b) [x]
3	Sec Use Only

4	Citizenship or Place of Organization
Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0 Shares
	6	Shared Voting Power
2,414,169 Shares (*)
	7	Sole Dispositive Power
0 Shares
	8	Shared Dispositive Power
2,414,169 Shares (*)
9	Aggregate Amount Beneficially Owned by Each Reporting Person
2,414,169 Shares (*)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11	Percent of class represented by amount in row (9)
4.1%
12	Type of Reporting Person (See Instructions)
IN

●	Consists of 2,414,169 shares of common stock held directly by Talbot. Ms. Liu is a director of Talbot and may be deemed to have shared voting and dispositive power as to those shares of common stock held directly by Talbot. Ms. Liu disclaims beneficial ownership of the shares held directly by Talbot, except to the extent of her pecuniary interest therein.

Item 1.

(a)	Name of Issuer: ConforMIS, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices: 28 Crosby Driver, Bedford, MA 01730

Item 2.

(a)	Name of Person Filing:

Talbot Investments Ltd., a Hong Kong company, Mr. Kam Por Chan (“Chan”), Mr. Kung Yan Sum (“Kung”) and Ms. Liu Yuan Chun (“Liu”) hereby make this single joint filing statement on Schedule 13G with respect to certain shares of common stock of the Issuer as follows. Talbot, Chan, Kung and Liu are each sometimes referred to herein as a Reporting Person and, collectively, referred to as the Reporting Persons.

(b)	Address of Principal Business Office or, if None, Residence:

The address of each Reporting Person is: 35-38/F, Nina Tower, 8 Yeung Uk Road, Tsuen Wan, N.T., H.K.

(c)	Citizenship:

Talbot is a Hong Kong company. Chan, Kung and Liu are citizens of Hong Kong.

(d)	Title and Class of Securities:

Common Stock

(e)	CUSIP No.:

20717E101

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

N.A.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a)	Amount Beneficially Owned:

See the responses on Item 9 on the attached cover pages

(b)	Percent of Class:

See the responses on Item 11 on the attached cover pages.

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 0 shares

(ii) Shared power to vote or to direct the vote: See the responses on Item 6 on the attached cover pages

(iii) Sole power to dispose or to direct the disposition of: 0 shares

(iv) Shared power to dispose or to direct the disposition of: See the responses on Item 8 on the attached cover pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

N.A.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

N.A.

Item 8.	Identification and classification of members of the group.

N.A.

Item 9.	Notice of Dissolution of Group.

N.A.

Item 10.	Certifications.

The following certification shall be included if the statement is filed pursuant to § 240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 09, 2018

Talbot Investments Limited

By:	/s/ Kam Por Chan
Kam Por Chan,
Authorized Signatory

/s/ Kam Por Chan
Kam Por Chan

/s/ Kung Yan Sum
Kung Yan Sum

/s/ Liu Yuan Chun
Liu Yuan Chun

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).